16003831

NITED STATES
ID EXCHANGE COMMISSION
hington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2016
Wasnington DC 404

| SEC FILE NUMBER |
|---|
| 8-48981 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Temper of the Times Investor Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Pleasant Ridge Road
(No. and Street)

Harrison, NY 10528
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard Barenboim (914) 925-0022
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street, Ste 1632, New York, NY 10107
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Leonard Barenboim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Temper of the Times Investor Services, Inc, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Leonard Barenboim, President

CHRISTOPHER TESTA
Notary Public, State of New York
No. 01TE6188711
Qualified in Westchester County
My Commission Expires 06/09/2016

Notary Public

**This report contains (check all applicable boxes):**

- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Income (Loss).
- (x) (d) Statement of Cash Flows.
- (x) (e) Statement of Changes in Stockholders' Equity.
- (x) (f) Statement of Changes in Subordinated Liabilities
- (x) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- (x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- (x) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
- (x) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
- ( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
- (x) (l) An Oath or Affirmation.
- ( ) (m) A Copy of the SIPC Supplemental Report.
- (x) (n) Report on management's assertion letter regarding 15c3-3 Compliance Report
- (x) (o) Management's assertion letter regarding 15c3-3 Compliance Report

## TEMPER OF THE TIMES INVESTOR SERVICES, INC.

## CONTENTS

## DECEMBER 31, 2015

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Temper of the Times Investor Services, Inc.
Harrison, New York

We have audited the accompanying financial statements of Temper of the Times Investor Services, Inc., (the "Company") (a New York Corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Temper of the Times Investor Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Temper of the Times Investor Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying supplementary information on pages 14 through 17 has been subjected to audit procedures performed in conjunction with the audit of Temper of the Times Investor Services, Inc.'s financial statements. This supplemental information is the responsibility of the Temper of the Times Investor Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the

underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 19, 2016

**TEMPER OF THE TIMES INVESTOR SERVICES, INC.**

**STATEMENT OF FINANCIAL CONDITION**

**December 31, 2015**

| | | 2015 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 115,064 |
| Cash segregated under federal and other regulations (note 2) | | 717,686 |
| Securities inventory, in process of delivery to customers | | 22,871 |
| Securities inventory, at fair value | | 13,671 |
| DTCC Deposit | | 20,880 |
| Prepaid expenses | | 17,616 |
| Total assets | $ | 907,788 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Liabilities: | | |
| Payables to customers | $ | 77,818 |
| Accounts payable and accrued expenses | | 15,594 |
| Due to related entities (note 9) | | - |
| Subordinated loan payable, related entity | | 200,000 |
| Total liabilities | | 293,412 |
| Stockholders' equity: | | |
| Common stock, $0.10 par value; 1,200,000 shares authorized, 1,066,400 issued and outstanding | | 106,640 |
| Additional paid in capital | | 29,050 |
| Retained earnings | | 478,686 |
| Total stockholders' equity | | 614,376 |
| Total liabilities and stockholders' equity | $ | 907,788 |

See notes to financial statements.

**TEMPER OF THE TIMES INVESTOR SERVICES, INC.**

**STATEMENT OF OPERATIONS**

**YEAR ENDED DECEMBER 31, 2015**

| | | 2015 |
|---|---|---|
| **Revenues:** | | |
| Enrollment charges | $ | 160,121 |
| Interest and dividend income | | 3,090 |
| Realized and unrealized gain (loss) on securities | | 14,112 |
| Other revenue | | 1,279 |
| Total revenues | | 178,602 |
| **Expenses:** | | |
| Employee compensation and benefits | | 57,084 |
| Marketing and customer benefits (note 9) | | 6,000 |
| Occupancy and equipment rental | | 5,040 |
| Clearance and execution | | 45,694 |
| Postage and mailings | | 947 |
| Licenses and taxes | | 18,138 |
| Professional fees | | 57,612 |
| Dues and subscriptions | | 1,496 |
| Other operating expenses | | 6,748 |
| Interest expense | | 12,000 |
| Total expenses | | 210,759 |
| Net (loss) | $ | (32,157) |

See notes to financial statements.

**TEMPER OF THE TIMES INVESTOR SERVICES, INC.**

**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**

**YEAR ENDED DECEMBER 31, 2015**

| | Common stock | Additional paid in capital | Retained earnings | Total |
|---|---|---|---|---|
| Balance January 1, 2015 | $ 106,640 | $ 4,050 | $ 510,843 | $ 621,533 |
| Capital contribution | | 25,000 | | 25,000 |
| Net loss, year ended December 31, 2015 | - | - | (32,157) | (32,157) |
| Balance December 31, 2015 | 106,640 | 29,050 | 478,686 | 614,376 |

See notes to financial statements.

## TEMPER OF THE TIMES INVESTOR SERVICES, INC.

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

## YEARS ENDED DECEMBER 31, 2015

| | | 2015 |
|---|---|---|
| Change in subordinated liabilities | $ | - |
| Subordinated liabilities, beginning of year | | 200,000 |
| Subordinated liabilities, end of year | $ | 200,000 |

See notes to financial statements.

## TEMPER OF THE TIMES INVESTOR SERVICES, INC.

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2015

| | | 2015 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net loss | $ | (32,157) |
| Adjustments to reconcile net (loss) to net cash provided by operating activities: | | |
| Unrealized loss (gain) on securities | | (1,001) |
| (Increase) decrease in operating assets: | | |
| Cash segregated under federal and other regulations | | (717,682) |
| Securities inventory, in process of delivery to customers | | 13,621 |
| Securities inventory | | |
| DTCC Deposit | | (20,880) |
| Prepaid expenses | | (341) |
| Increase (decrease) in operating liabilities: | | |
| Payables to customers | | (13,077) |
| Accounts payable and accrued expenses | | (149) |
| Net cash used in operating activities | | (771,666) |
| **Cash flows from financing activities:** | | |
| Capital contribution | | 25,000 |
| Net cash provided by financing activities | | 25,000 |
| Net decrease in cash | | (746,666) |
| Cash and cash equivalents, beginning of year | | 861,730 |
| Cash and cash equivalents, end of year | $ | 115,064 |
| Supplemental disclosures: | | |
| Interest paid | $ | 12,000 |

See notes to financial statements.

TEMPER OF THE TIMES INVESTORS SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

## 1. Summary of significant accounting policies:

Nature of operations

Temper of the Times Investor Services, Inc., (the Company) is engaged in a single line of business as a self-clearing securities broker/dealer, which provides a service to help customers become enrolled in dividend reinvestment plans of publicly-traded companies. This service is provided primarily to independent investors and subscribers of *Direct Investing*, a semi-monthly on-line newsletter, and purchasers of the *Guide to Direct Investment Plans,* both of which are published by an affiliate targeting small retail investors. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and a member of the Securities Investor Protection Corporation (SIPC). The Company operates in New York and its customers are located throughout the United States.

Securities inventory

Securities inventory consists of marketable corporate equity securities recorded on a settlement date basis and are stated at fair value based upon quoted market prices. The Company's securities inventory in the process of transfer is comprised exclusively of marketable corporate equity securities that are pending transfer to customers and is stated at cost.

Fair value measurement

Accounting principles generally accepted in United States of America (GAAP) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

## 1. Summary of significant accounting policies (continued):

Fair value measurement (continued)

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Revenue recognition

The Company charges an enrollment service charge for opening dividend reinvestment plan accounts for those customers with the various publicly held companies. The enrollment charges and the related revenues in connection with the dividend reinvestment plan service are recognized when shares are transferred to account of the customer. With respect to the Company's method of conducting business, there is no material difference between accounting on a settlement date basis as compared to a trade date basis. Deferred income is recorded when the shares are purchased for the customer and recognized when the Company receives confirmation of delivery to the customer.

Advertising costs

The Company does not do any direct advertising.

Income taxes

The Company's shareholders elected S corporation status for Federal and New York State income tax purposes. All taxable income and expense items are allocated to the shareholders for inclusion in their respective income tax returns. Accordingly, there is no provision for Federal or New York State income taxes.

The Company evaluates the effect of uncertain tax positions, if any, and provides for those positions in accordance with the provisions of GAAP and discloses any material adjustments as a result of tax examinations. The Company reports interest and penalties resulting from these adjustments as other expenses.

There are no deferred taxes as the timing differences between accounting and tax items are immaterial.

Tax returns for the years ended December 31, 2012 to 2015 are subject to audit by the Federal and New York State taxing authorities.

**1. Summary of significant accounting policies (continued):**

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid securities with a maturity of three months or less, when purchased, to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

**2. Cash segregated under Federal and other regulations:**

Cash has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Act of 1934.

**3. Payables to customers:**

The Company accounts for monies received from customers as a payable until the requested securities are purchased and transferred to the customer's account.

**4. Fair value:**

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2015.

| **2015:** | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Securities inventory | $ 13,671 | $ - | $ - | $ 13,671 |

## 5. Retirement plan:

The Company maintains a 401(k) plan covering all eligible employees. The Company has an option to match the employee contributions. The employees made voluntary plan contributions in 2015. The Company did not make any discretionary contributions in either year.

## 6. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $779,658, which was $529,658 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .02 to 1.

## 7. Regulation:

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC). The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to the Financial Industry Regulatory Authority (FINRA) which has been designated by the SEC as the Company's primary regulator. This self-regulatory organization adopts rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

The Company's operations were inspected by FINRA during 2015.

## 8. Concentrations:

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalent accounts in financial institutions, which from time to time exceed the Federal depository insurance coverage limit. The Company's cash management policy is to mitigate the Company's credit risks by investing in or through major financial institutions.

Business risk

The Company's revenues and profitability is affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

Stock purchases

The Company uses a single broker-dealer to purchase the stock used to fulfill customer enrollment orders. A change in brokerage firms could cause an increase in transaction costs and a possible loss of sales, which could adversely affect operating results.

## 9. Related party transactions:

Subordinated loan payable, related party

The Company received a $200,000 loan from an affiliate in 1999 which was subordinated to all claims of present and future creditors of the Company prior to maturity. In January 2013, the successor affiliate extended the maturity of the loan to January 31, 2016 with the interest rate at 6% and the extension of the subordinated agreement thru January 31, 2016 was approved by FINRA. Subsequent to year-end, the successor affiliate extended the maturity of the loan to January 31, 2019 with the interest rate of 6%.

9. **Related party transactions (continued):**

Subordinated loan payable, related party (continued)

The Company recorded interest of $12,000 annually for 2015 on the above loan. As of December 31, 2015, there is no unpaid interest.

Administrative expenses - postage, telephone, office supplies

The Company and its affiliate share office space and administrative expenses. Expenses are allocated based on the amount of usage.

10. **Financial instruments:**

Substantially all the Company's financial instruments are carried at fair value or amounts that approximate fair value.

11. **Securities in the process of transfer:**

The Company fulfills customer orders by purchasing securities through brokers and arranges for the transfer of the shares purchased to the ultimate owner through the respective transfer agents.

12. **Commitments and contingencies:**

The Company does not have any commitments or contingencies at December 31, 2015.

13. **Subsequent events:**

Events that occur after the statement of financial condition date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the statement of financial condition date, require disclosure in the accompanying notes. Management evaluated the activity of the entity through ________ 2015 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require disclosure in the notes to the financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

| | |
|---|---|
| **NET CAPITAL** | |
| Total stockholders' equity | $ 614,376 |
| Add: Subordinated borrowings allowable for net capital | 200,000 |
| Total capital and allowable subordinated borrowings | 814,376 |
| Deductions and/or charges | |
| Nonallowable assets: | |
| Prepaid expenses | 17,616 |
| Net capital before haircuts on securities positions | 796,760 |
| Haircuts: | |
| Securities inventory | 17,102 |
| Net capital | $ 779,658 |
| **AGGREGATE INDEBTEDNESS** | |
| Items included in statement of financial condition: | |
| Payables to customers | $ 77,818 |
| Accounts payable and accrued expenses | 15,594 |
| Total liabilities | 93,412 |
| Less adjustment based on special reserve bank accounts | 77,818 |
| Total aggregate indebtedness | $ 15,594 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | |
| Minimum net capital under rule 15c3-1(a)(1)(i) | $ 1,040 |
| Minimum net capital under rule 15c3-1(a)(2)(i) | $ 250,000 |
| Required minimum net capital (greater of rule 15c3-1(a)(1)(i) or rule 15c3-1(a)(2)(i)) | $ 250,000 |
| **EXCESS NET CAPITAL AT 1500%** | $ 529,658 |
| **EXCESS NET CAPITAL AT 1000%** | $ 479,658 |
| **RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL** | .02 to 1. |

## TEMPER OF THE TIMES INVESTOR SERVICES, INC.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

### DECEMBER 31, 2015

| | |
|---|---|
| **Credit balances:** | |
| Free credit balances and other credit balances customers' securities accounts | $ 99,959 |
| Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days | - |
| Total credit balances | 99,959 |
| **Debit balances:** | |
| Total debit balances | - |
| **Reserve computation:** | |
| Excess of total credits over total debits | $ 99,959 |
| If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits | $ 104,957 |
| Cash segregated under federal and other regulations | 717,686 |
| Amount on deposit in 'Reserve Bank Accounts' over amount required | $ 612,729 |
| **Reconciliation to FOCUS report:** | |
| Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2015): | |
| Excess of total credits, as reported in Company's Part II (unaudited) FOCUS report | $ 99,959 |
| Reserve requirement per audited financial statements | $ 99,959 |

**TEMPER OF THE TIMES INVESTOR SERVICES, INC.**

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION**

**DECEMBER 31, 2015**

| | |
|---|---|
| 1. Customers' fully paid and excess margin securities not in respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3). | None |
| A. Number of items | None |
| 2. Customers' fully paid securities and excess margin securities (for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags which result from normal business operations as permitted under rule 15c3-3). | None |
| A. Number of items | None |

**TEMPER OF THE TIMES INVESTOR SERVICES, INC.**

**RECONCILIATION PURSUANT TO RULE 17A-5(D)(4) OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION**

**DECEMBER 31, 2015**

Reconciliation with Company's computation (included in Part II of Form X-17a-5) as of December 31, 2015:

| | |
|---|---|
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 779,658 |
| Net capital per audited financial statements | $ 779,658 |

# TEMPER OF THE TIMES INVESTORS SERVICES, INC.

## COMPLIANCE REPORT

## DECEMBER 31, 2015

Temper of the Times Investor Services, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the United States Securities and Exchange Commission (17 C.F.R. 240. 17a-5, "Reports to be made by certain brokers and dealers") As required by 17 C.F.R. 240. 17a-5(d)(1) and (3) , the Company states as follows:

(1) The Company has established and maintained internal control over compliance, as the term is defined in paragraph (d)(3)(ii)of Rule 17a-5.
(2) The Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2015.
(3) The Company's internal control over compliance was effective as of the end of the most recent fiscal year ended December 31, 2015.
(4) The Company was in compliance with 17 C.F.R. 240. 15c3-1 and 17 C.F.R. 240. 15c3-3(e) as of the end of the most recent fiscal year end December 31, 2015.
(5) The Company was in compliance with Rule 2340 of the National Association of Securities Dealers relating to customer account statement; and
(6) The information the Company used to state that the Company was in compliance with 17 C.F.R. 240. 15c3-1, 17 C.F.R. 240.15c3-3(e), and Rule 2340 was derived from the books and records of the Company.

Temper of the Times Investor Services, Inc.

I, Leonard Barenboim, swear that, to my best knowledge and belief, this Compliance Report is true and correct.

Leonard Barenboim, President